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                                                      hours per response...14.90
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                              (Amendment No. 15)1


                         Capital Pacific Holdings, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14040M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 38 Pages
                         Exhibit Index Found on Page 28

---------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            California Housing Finance, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
      NUMBER OF        -------------============================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     3,712,276 [See Preliminary Note]
      OWNED BY         -------------============================================
                            9        SOLE DISPOSITIVE POWER
        EACH
                                     -0-
      REPORTING        -------------============================================
     PERSON WITH            10       SHARED DISPOSITIVE POWER

                                     5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all Shares but only 29.0 % of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 2 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            California Housing Finance, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
      NUMBER OF        -------------============================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     3,712,276 [See Preliminary Note]
      OWNED BY         -------------============================================
                            9        SOLE DISPOSITIVE POWER
        EACH
                                     -0-
      REPORTING        -------------============================================
     PERSON WITH            10       SHARED DISPOSITIVE POWER

                                     5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all Shares but only 29.0 % of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 3 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
      NUMBER OF        -------------============================================
                            8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     3,712,276 [See Preliminary Note]
      OWNED BY         -------------============================================
                            9        SOLE DISPOSITIVE POWER
        EACH
                                     -0-
      REPORTING        -------------============================================
     PERSON WITH            10       SHARED DISPOSITIVE POWER

                                     5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all Shares but only 29.0 % of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, OO
------------====================================================================

                               Page 4 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 5 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 6 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 7 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 8 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 9 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 10 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 11 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 12 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 13 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 14 of 38 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) [   ]
                                                        (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                            [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                           7        SOLE VOTING POWER

                                    -0-
       NUMBER OF       -------------============================================
                           8        SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   3,712,276 [See Preliminary Note]
       OWNED BY        -------------============================================
                           9        SOLE DISPOSITIVE POWER
         EACH
                                    -0-
       REPORTING       -------------============================================
      PERSON WITH          10       SHARED DISPOSITIVE POWER

                                    5,719,588 [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,719,588  of  which  only  3,712,276  Shares are Voting Shares [See
            Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                            [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.7 % of all  Shares  but  only  29.0 % of those  Shares  currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 15 of 38 Pages

         This Amendment No. 15 to the Schedule 13D amends the Schedule 13D originally filed on September 30, 1997 (collectively with all other amendments thereto, the "Schedule 13D").

         As reported by the Company in its Form 10-Q for the quarter ended August 31, 2003, there are (i) 12,788,250 Shares of Common Stock outstanding, all of which are eligible to vote ("Voting Common Stock"), and (ii) 2,007,312 Shares of non-voting common stock ("Non-Voting Common Stock") outstanding, each as of September 30, 2003. The Partnership owns and is able to dispose of (x) 3,712,276 Shares of Voting Common Stock and (y) 1,235,000 Shares of Non-Voting Common Stock. In addition, as the sole non-managing member of Makallon, LLC ("Makallon") and having a veto power over the disposal of assets held by Makallon with value in excess of $10,000, the Partnership may also be deemed to be the beneficial owner of the 772,312 shares of Non-Voting Common Stock held by Makallon. The Partnership therefore is, or may be deemed to be, the beneficial owner of 38.7% of the 14,795,562 Shares of Common Stock (both Voting and Non-Voting) issued and outstanding but only 29.0% of the 12,788,250 Shares of Voting Common Stock issued and outstanding.

Item 2.  Identity And Background.
------   ------------------------
         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:
         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnership
         ---------------

                  (i) California Housing Finance, L.P., a Delaware limited partnership, with respect to the Shares beneficially owned by it.

                               Page 16 of 38 Pages

         The General Partner Of The Partnership
         --------------------------------------

                  (ii) California Housing Finance, L.L.C., a Delaware limited liability company which is the general partner of the Partnership (the "General Partner"), with respect to the Shares beneficially owned by the Partnership.2

         The Management Company
         ----------------------

                  (iii) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares beneficially owned by the Partnership.

         The Managing Members Of The Management Company
         ----------------------------------------------

                  (iv) The following persons who are managing members of the Management Company, with respect to the Shares beneficially owned by the Partnership: David I. Cohen ("Cohen"), Chun R. Ding ("Ding"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Richard
                           B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Derek C. Schrier ("Schrier"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

         Cohen, Ding, Downes, Duhamel, Fried, Landry, Mellin, Millham, Steyer, Schrier and Wehrly are together referred to herein as the "Individual Reporting Persons."
         (b) The address of the principal business and principal office of (i) the Partnership, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.
         (c) The principal business of the Partnership is to invest in and engage in certain financial transactions with the Company and its affiliates and with Makallon. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Management Company is that of a registered investment adviser. The Management

-----------------------------
         2 The limited partners of the Partnership are Farallon Capital Partners, L.P., a California limited partnership ("FCP"), a discretionary account (the "Managed Account") managed by the Management Company (as defined herein), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation Partners, L.P., a Delaware limited partnership ("FSSP"). The members of the General Partner are FCP, the Managed Account, RR and FSSP.
                               Page 17 of 38 Pages

Company also acts as the manager of the General Partner. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.
     (d) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each of the Partnership, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.
     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose Of The Transaction.
------  --------------------------
         Item 4 of the Schedule 13D is amended and updated as follows:

         On November 5, 2003, Paul Makarechian of Makar Properties LLC submitted a non-binding indication of interest (the "BLR Letter") to CPH Banning-Lewis Ranch, LLC with respect to the purchase of the assets of CPH Banning-Lewis Ranch, LLC for approximately $84,000,000, plus additional development costs incurred after August 1, 2003 (the "Purchase"). Such assets consist of certain unimproved real property and other assets located in Colorado Springs, Colorado (the "Property"). The members of CPH Banning-Lewis Ranch, LLC are, among others, CPH BLR

                               Page 18 of 38 Pages

LLC (an entity owned by the Company) and Makar  Properties,  BLR, LLC (an entity controlled by Makar Properties LLC, which in turn is controlled by Paul Makarechian). Makar Properties, BLR, LLC is an affiliate of Makallon (which is controlled by Makar Properties LLC) and is majority owned by Farallon BLR
Investors, L.L.C. Farallon BLR Investors, L.L.C. is an affiliate of the Partnership and of the Reporting Persons. The Partnership is the sole non-managing member of Makallon.
     The purchaser of the Property (the "Purchaser") would be an entity of which Makar Properties LLC, Farallon BLR Investors, L.L.C. and a third party will be members. It is expected that Farallon BLR Investors, L.L.C. would be a minority member of the Purchaser, that its interest in the Property (through its interest in the Purchaser) would be reduced as a result of the Purchase, and that the third party member would provide most of the cash portion of the purchase price for the Purchase. The purchase is subject to, among other conditions, satisfactory due diligence results and the final negotiation of satisfactory terms, conditions and documentation. For the full terms and conditions of the BLR Letter, see the copy of the BLR Letter attached hereto as Exhibit U and incorporated herein.
         Farallon BLR Investors, L.L.C. currently intends to (but has not agreed
to) consent to the Purchase transaction and participate as a member of the Purchaser, subject to its satisfaction with all of the terms and conditions of the transaction and all related documentation. The terms of the proposed operating agreement for Purchaser have been agreed to among Farallon BLR Investors, L.L.C. and the other member, subject, however, to certain conditions and to reaching agreement among such members on certain exhibits and other documents related thereto.
         In connection with the BLR Letter and the proposed Purchase, the Reporting Persons have communicated with and intend to have further communications with one or more shareholders,

                               Page 19 of 38 Pages
officers and/or members of the board of directors of the Company and/or their advisors and with one or more representatives of CPH BLR LLC.
         Also, as previously reported, in order to maximize and protect the value of the Partnership's investment in the Company and to exercise its minority protections and other rights, the Reporting Persons have communicated with and intend to have further communications from time to time with one or more shareholders, creditors, officers, and/or members of the board of directors of the Company, potential investors in the Company and/or other third parties and any financial advisers to the Company regarding the Company, Capital Pacific Holdings, LLC and their affiliates and subsidiaries (including but not limited to operations, dispositions, refinancings, recapitalizations, dividends and/or other strategic corporate transactions that could be undertaken by the Company, Capital Pacific Holdings, LLC and/or their affiliates and subsidiaries). The Reporting Persons may in such communications advocate a particular course of action.
         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------
         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
         (a)      The Partnership
                  ---------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Partnership is incorporated herein by reference for each such Partnership.

                  (c) No transactions in the Shares have been consummated in the past 60 days.

                               Page 20 of 38 Pages

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company. Makallon has the right to receive dividends on the Shares owned by Makallon.

                  (e)      Not applicable.

         (b)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company. Makallon has the right to receive dividends on the Shares owned by Makallon.

                  (e)      Not applicable.

         (c)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c)      None

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company. Makallon has the right to receive dividends on the Shares owned by Makallon.

                  (e)      Not applicable.

                               Page 21 of 38 Pages

         (d)      The Individual Reporting Persons
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

                  (e)      Not applicable.

         With the exception of the 772,312 Shares owned by Makallon, the Shares reported hereby for the Partnership are owned directly by the Partnership. The Partnership, as the sole non-managing member of Makallon, may be deemed to be the beneficial owner of the 772,312 Shares owned by Makallon. The General Partner, as general partner to the Partnership, may be deemed to be the beneficial owner of all such Shares owned by the Partnership. The Management Company, as manager of the General Partner, may be deemed to be the beneficial owner of all Shares owned by the Partnership. Each of the Individual Reporting Persons, as managing member of the Management Company, may be deemed to be the beneficial owner of all such Shares held by the Partnership. Each of the General Partner, the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares. The Partnership hereby disclaims any beneficial ownership of the 772,312 Shares owned by Makallon.

                               Page 22 of 38 Pages

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------
         Other than the BLR Letter in Item 4 above and any contracts, arrangements, understandings or relationships (legal or otherwise) previously reported in prior amendments to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------
         There is filed herewith as Exhibit T a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit U a copy of the BLR Letter described in Item 4 above.


                               Page 23 of 38 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2003


                  CALIFORNIA HOUSING FINANCE, L.P.

                  By:  California Housing Finance, LLC
                       its General Partner

                  By:  Farallon Capital Management, L.L.C.
                       its Manager

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By:  Monica R. Landry,
                  Managing Member

                   CALIFORNIA HOUSING FINANCE, L.L.C.

                  By:  Farallon Capital Management, L.L.C.,
                       its Manager

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By:  Monica R. Landry,
                  Managing Member


                  /s/ Monica R. Landry
                  ----------------------------------------
                  FARALLON CAPITAL MANAGEMENT, L.L.C.,
                  By Monica R. Landry,
                  Managing Member

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By: Monica R. Landry, individually and as attorney-in-fact for each of David I. Cohen, Joseph F. Downes, Chun R. Ding, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer,
                  and Mark C. Wehrly.


         The Powers of Attorney, each executed by David I. Cohen, Joseph F. Downes, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly authorizing Monica R. Landry to sign and file this Schedule 13D on each person's

                               Page 24 of 38 Pages
behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by each of Chun R. Ding and Derek C. Schrier authorizing Monica R. Landry to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Person with respect to the Common Stock of Salix Pharmaceuticals, Ltd., is hereby incorporated by reference.


                               Page 25 of 38 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Partnership, the General Partner, the Management Company is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following: name; business address; principal occupation; and citizenship.

1.       The Partnership
         ---------------

         (a)      California Housing Finance, L.P.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
         (c) Invests and engages in certain financial transactions with the Company and its affiliates and with Makallon
         (d)      Delaware limited partnership
         (e)      General Partner: California Housing Finance, L.L.C.

2.       The General Partner
         -------------------

         (a)      California Housing Finance, L.L.C.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
         (c)      Acts as General Partner of California Housing Finance, L.P.
         (d)      Delaware limited liability company
         (e)      Manager: Farallon Capital Management, L.L.C.

3.       The Management Company
         ----------------------

         (a)      Farallon Capital Management, L.L.C.
         (b)      One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
         (c) Serves as investment adviser to various managed accounts. Also acts as manager of California Housing Finance, L.L.C.
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Chun R. Ding, Joseph H. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier and Mark C. Wehrly, Managing Members.

                               Page 26 of 38 Pages

4.       The Individual Reporting Persons
         --------------------------------

         Each of the Individual Reporting Persons is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company. The principal occupation of each Individual Reporting Person is serving as a managing member of the Management Company.

                               Page 27 of 38 Pages

                                  EXHIBIT INDEX


         EXHIBIT T                          Joint Acquisition Statement
                                            Pursuant to Section  240.13d1(k)

         EXHIBIT U                          Non-Binding Indication of Interest
                                            dated November 5, 2003 submitted by
                                            Paul Makarechian of Makar Properties
                                            LLC to CPH Banning-Lewis Ranch, LLC

                               Page 28 of 38 Pages

                                                                       EXHIBIT T
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:   November 10, 2003



                  CALIFORNIA HOUSING FINANCE, L.P.

                  By: California Housing Finance, L.L.C.,
                      its General Partner

                  By: Farallon Capital Management, L.L.C.,
                      its Manager

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By:  Monica R. Landry,
                  Managing Member

                  CALIFORNIA HOUSING FINANCE, L.L.C.
                  By: Farallon Capital Management, L.L.C.,
                      its Manager

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By:  Monica R. Landry,
                  Managing Member

                               Page 29 of 38 Pages

                  FARALLON CAPITAL MANAGEMENT, L.L.C.,

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By:  Monica R. Landry,
                  Managing Member

                  /s/ Monica R. Landry
                  ----------------------------------------
                  By: Monica R. Landry, individually and as attorney-in-fact for each of David I. Cohen, Joseph F. Downes, Chun R. Ding, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer,
                  and Mark C. Wehrly.


                               Page 30 of 38 Pages

                                                                       EXHIBIT U
                                                                              to
                                                                    SCHEDULE 13D


                                              November 5, 2003


CPH Banning-Lewis Ranch, LLC
c/o Capital Pacific Holdings, Inc.
4100 MacArthur Blvd., Suite 150
Newport Beach, CA 92660
Attn:  Chairman of the Audit Committee
        of the Board of Directors

                                              Re:      Banning-Lewis Ranch
                                                       -------------------



Gentlemen:

         By way of background, and as you know, Makar Properties LLC, a Delaware limited liability company ("Makar") is the Managing Member of Makar Properties BLR, LLC, a minority member in CPH Banning-Lewis Ranch, LLC. As such, we are familiar with the exchange of correspondence between the other two members of CPH Banning-Lewis Ranch, LLC, namely Banning-Lewis Ranch Venture, Inc. ("Olen") and CPH BLR, LLC (the "Managing Member") and the various disputes referenced in that correspondence. We believe that this situation jeopardizes our interest in CPH Banning-Lewis Ranch, LLC as well as the orderly development of the Banning-Lewis Ranch property.

         We are aware of Olen's desire to liquidate its investment, as well as an offer received from a third party to purchase the Ranch which would have yielded a net purchase price of $79,000,000 after commissions (plus or minus closing costs and prorations). This offer was acceptable to Olen, but rejected by the Managing Member as being too low. We suspect that a higher offer might have been accepted by the Managing Member. Accordingly, to end the potentially destructive dispute, we hereby submit a non-binding indication of interest to purchase the Property (as defined below) for a purchase price (the "Purchase Price") in an amount equal to the sum of (a) $84,000,000, plus (b) actual costs ("Improvements") reasonably incurred by the Seller (with the reasonable consent of the Purchaser) in connection with the development and/or entitlement of the Property from August 1, 2003 through the date of the Closing, all as more particularly set forth below (the "Transaction").

                               Page 31 of 38 Pages

         Specifically, this letter outlines the material terms and conditions of the proposed purchase by a limited liability company (the "Purchaser"), of which Makar will be a member, from CPH Banning-Lewis Ranch, LLC, a Delaware limited liability company (the "Seller"), of the approximately 21,440 acres of unimproved real property located in Colorado Springs, Colorado commonly known as the Banning-Lewis Ranch, together with all personal property owned by the Seller and used solely in conjunction with such real property; easements; rights-of-way and appurtenant rights; all entitlements, governmental approvals, development rights, agreements, plans, specifications, drawings, maps, surveys, licenses, applications, permits, certificates, reports, studies, guarantees, warranties, choses in action and similar claims and rights; and other intangibles relating to such property, all to the extent assignable (collectively, the "Property").

         The Purchase Price will be payable as follows:

         (a) cash will be paid to the Seller on the Closing Date in an amount not less than $42 million (the "Cash Portion"); and

         (b) the Purchaser will issue to the Seller equity interests in the Purchaser (the "Equity Portion") for the remaining portion of the Purchase Price, as more particularly set forth below.

         As a condition to the Transaction, the Seller shall allocate and distribute the Purchase Price as follows:

         (a) first, the Cash Portion shall be distributed to Olen and the Managing Member in amounts sufficient to redeem the interests of Olen and the Managing Member (i.e., through distribution of an amount computed to equal the amounts that they each would receive under the Seller's Operating Agreement if the Purchase Price was paid all in cash and the Seller concurrently made liquidating distributions to its members); and

         (b) second, the remainder of the Cash Portion, if any, and the full Equity Portion will be distributed to Makar Properties BLR, LLC, for further distribution to Farallon BLR Investors, LLC ("Farallon") in order to fully redeem their interests in the Seller (and Farallon's interest in Makar Properties BLR). As a result, if sufficient cash can be raised, Farallon's interest in the Property would be reduced but Farallon would retain a substantial portion of its investment in the Property through Farallon's new equity interest in the Purchaser.

         Farallon's and Makar's equity interests in the Purchaser would have such terms as Farallon, Makar and the additional equity investor in the Purchaser may agree. While Farallon has reviewed this letter and had discussions with Makar, the Transaction is subject to such parties agreeing to all definitive documentation.

                               Page 32 of 38 Pages

         As a matter of disclosure, Farallon BLR Investors, L.L.C. is an affiliate of Farallon Capital Management, L.L.C. ("FCM"). FCM's affiliates are shareholders of Capital Pacific Holdings, Inc. ("CPH"), and investors in Makallon, LLC, which is also a shareholder in CPH. Farallon also has a longstanding and significant business relationship with the other potential equity investor in the Purchaser.

         If the indication of interest set forth in this letter is acceptable, the parties shall negotiate in good faith and in commercially reasonable manner to enter into a definitive and legally binding agreement for the purchase and sale of the Property (the "Purchase Agreement"). The parties shall use commercially reasonable efforts to prepare and enter into the Purchase Agreement reasonably promptly after acceptance of the terms and conditions of this letter by the Seller. The Purchase Agreement shall be consistent with the terms of this letter, shall include such other customary provisions upon which the parties agree, and in light of the current disputes, and shall be signed by all members of the Seller. The Purchase Agreement shall contain full and general releases of Olen by the parties and by Olen of the parties, except for such members' rights to receive distributions from the Seller in connection with the Transaction.

         1. Purchase Price.
            --------------

         The Purchase Price will be payable as provided above and will be subject to Closing prorations and adjustments. Please note that no brokers or finders have been involved in this offer, and that the Purchase Price, but for customary closing costs and prorations, will be net to the Seller.

         (a) The Purchaser shall deposit $1,000,000 (the "Deposit") into Escrow (defined below) within three (3) days following the execution of the Purchase Agreement.

         (b) The (i) balance of the Cash Portion of the Purchase Price (net of the Deposit plus all interest earned thereon) will be paid in immediately available funds at Closing, and (ii) the Equity Portion will be issued at Closing.

         All funds deposited by the Purchaser shall be deposited into an interest-bearing account with interest payable to the party entitled to receive the Deposit pursuant to the terms of the Purchase Agreement. If the conditions to Closing for the benefit of the Purchaser set forth in the Purchase Agreement are not satisfied, or if the Seller defaults under the Purchase Agreement, all funds deposited into Escrow, together with all interest earned thereon, shall be returned promptly to the Purchaser. If (i) the Purchaser defaults under the Purchase Agreement beyond any applicable cure period, (ii) the Seller is not then in default under the Purchase Agreement and (iii) the Closing does not occur, then the Deposit, with all interest earned thereon, shall be paid to the Seller as liquidated, final and agreed upon damages, and such payment shall be the Seller's sole and exclusive remedy for such breach or failure to close. At Closing, the Deposit, with all accrued interest, shall be applied against the Cash Portion of the Purchase Price.

                               Page 33 of 38 Pages

         2. Escrow; Closing.
            ---------------

         (a) Within three (3) days after execution of the Purchase Agreement, the Purchaser and the Seller shall open an escrow (the "Escrow") with First American Title Insurance Company, 633 Third Avenue, New York, New York 10017,
Attn: Martin I. Demsky, Senior Vice President (phone 800-437-1234, fax 212-331-1502) ("Escrow Holder").

         (b) Provided that all the conditions to Closing set forth in the Purchase Agreement have been timely satisfied, "Closing" of the sale and purchase of the Property shall take place on the date elected by the Purchaser which date shall be no later than fifteen (15) days after the expiration of the Due Diligence Period. Funds and documents required for Closing shall be deposited with the Escrow Holder in advance of Closing, and shall be recorded, delivered, and/or disbursed by the Escrow Holder to effectuate Closing. The parties need not be physically present at Closing.

         (c) Possession of the Property shall be delivered to the Purchaser on the Closing Date, free of any tenancies or occupancy agreements.

         3. Reviews and Inspections by the Purchaser.
            ----------------------------------------

         (a) General. The Purchaser shall have until 5:00 pm Pacific Time the thirtieth (30th) day after the Seller's full execution of the Purchase Agreement (the "Due Diligence Period") to terminate the Purchase Agreement if, based upon the Purchaser's reviews, inspections and/or analyses of the Property or the feasibility or anticipated profitability of the Property or other matters, the Purchaser, in the Purchaser's sole and absolute discretion, determines that it is not in the Purchaser's best interests to acquire the Property. If the Purchaser determines that it is satisfied with the results of its due diligence, it will provide written notice (the "Approval Notice") to the Seller indicating the Purchaser's election to proceed to close the transaction. In the event the Purchaser does not deliver the Approval Notice on or before 5:00 p.m. Pacific time on the last day of the Due Diligence Period, the Purchase Agreement shall terminate and the Deposit, together with all interest accrued thereon, shall be fully and promptly refunded to the Purchaser. In the event the Purchaser provides the Approval Notice to the Seller as set forth above and elects to proceed with the purchase of the Property, the Purchaser shall be entitled to a refund of the Deposit unless both (a) the Transaction does not close, and (b) the failure to close the Transaction was due to a breach of the Purchase Agreement by the Purchaser.

         (b) Title Report. As soon as possible, but not later than ten (10) days after the Seller's execution and delivery of this letter, the Seller shall cause to be delivered to the Purchaser a preliminary title report from First American Title Insurance (the "Title Company").

                               Page 34 of 38 Pages

         (c) Access. Immediately upon the Seller's execution and delivery of this letter, the Purchaser shall have the right to conduct, and have its engineers or other consultants conduct physical inspections and studies of the Property (including, but not limited to, soil studies, geological studies and environmental assessments) to determine the physical condition of the Property and to conduct economic feasibility and cost studies and any other studies considered appropriate by the Purchaser. The Purchaser shall notify the Seller prior to any entry upon the Property, and all entries shall be made during normal business hours, with a representative of the Seller present, if the Seller so elects. The Purchaser shall be responsible for any damage to the Property or any person or property thereon caused by entry upon the Property by or for the Purchaser, and the Purchaser agrees to indemnify, defend and hold harmless the Seller for any such damage.

         (d) Documents Affecting the Property. Immediately after the Seller's execution and delivery of this letter, the Seller shall make available to the Purchaser for the Purchaser's inspection at the Seller's offices, complete, accurate and legible copies of all documents concerning the Property that are in the Seller's possession or control or are readily available to the Seller, including, but not limited to, copies of all agreements, plans, specifications, maps, drawings, surveys, guarantees and warranties; engineering, soils environmental, geotechnical, feasibility, marketing or other studies, investigations or reports, leases and occupancy agreements; permits approvals, specific plans, environmental impact reports, certificates of occupancy, completion, use or other entitlements; property tax bills for the prior year and current year to date; and notices of any violation of any governmental statue, ordinance, rule or regulation. The Purchaser may contact local agencies to confirm issues pertaining to the Property.

         4. Title Policy. The Seller shall cause to be delivered to the Purchaser at Closing an ALTA Extended Form Owner's Policy of Title Insurance issued by the Title Company covering the Property with coverage in the full amount of the Purchase Price (the "Title Policy"). The Title Policy shall contain only the usual printed exceptions (but excluding exceptions for matters of survey, mechanics liens, and tenants), and those approved by the Purchaser after its review of condition of title, and shall contain an endorsement insuring against mechanic's and materialmen's liens and such other endorsements as the Purchaser reasonably shall request.

         5. Costs and Expenses. The Seller and the Purchaser each shall pay one-half of the Escrow Holder's fees. The Seller shall pay for the premium for the Title Policy, and the endorsement against mechanic's and materialmen's liens, the costs of recording the deed, and all transfer taxes. The Purchaser shall pay the cost of any survey and the costs of endorsements to the Title Policy that are not required to be paid by the Seller. Any other costs shall be allocated in accordance with customary escrow practices in Colorado Springs, Colorado.

                               Page 35 of 38 Pages

         6. Prorations. Except as otherwise set forth in the Purchase Agreement, all real property taxes, assessments (current-year installments) shall be prorated as of the Closing Date. All trade or other payables relating to any period prior to Closing shall be paid by the Seller at or before Closing.

         7. Brokers. The Purchaser and the Seller represent and warrant to the other that no broker, agent, finder or other person or entity, whether licensed or otherwise, has been engaged by it in connection with the transactions contemplated by this letter. In the event of any additional claim for broker's or finder's fees or commissions or other similar amounts in connection with the negotiation, execution or consummation of the Purchase Agreement or the transactions contemplated by this letter, the Purchaser shall indemnify, hold harmless and defend the Seller from and against such claims if based upon any statement or representation or agreement made by the Purchaser, and the Seller shall indemnify, hold harmless and defend the Purchaser against any such claims if based upon any statement, representation or agreement made by Seller.

         8. Representations and Warranties. The Purchase Agreement shall include reasonable representations and warranties of the Seller with respect to the Property. Except for such representations and warranties, the Purchaser shall acquire the Property in "as is" condition.

         9. Conditions. The Transaction would be subject to the following conditions:

             (a) Definitive Agreement and Documentation. Execution and delivery of a mutually acceptable Purchase Agreement. All other documents, instruments and agreements required to consummate the Transaction shall be satisfactory in all respects to the Purchaser and its counsel. The representations, warranties and covenants of the Seller shall be true, correct and complied with. Such representations and warranties shall include, without limitation, a "10b-5" representation with respect to the Property from the General Partner.

             (b) Consents and Approvals. Receipt of all necessary governmental consents or approvals and third party consents or approvals. A duly authorized committee of independent directors of the board of directors of CPH shall have negotiated and approved the Transaction, after being (i) fully and adequately informed of all of the terms and provisions of the Transaction, (ii) advised by independent outside counsel and independent financial advisers, and (iii) informed of the interests (and the terms thereof) of Paul Makarechian, Makar Properties, LLC and Farallon in the Transaction.

             (c) Fairness Opinion. CPH, the Seller and the Purchaser shall have received an opinion of an independent nationally-recognized real estate investment banking firm that (i) is selected by the committee of independent directors of CPH, (ii) is independent of CPH, its officers, directors, the Seller, the Purchaser and their affiliates and has no material relationships with any of them, (iii) is expert (and recognized) in valuing assets of this type, and (iv) has full access to all relevant information, stating that the Transaction is fair to the shareholders of CPH from a financial point of view.

                               Page 36 of 38 Pages

             (d) Equity Portion. The members of the Purchaser shall have entered into a limited liability company agreement with respect to their ownership of the Property, which agreement contains normal and customary terms and provisions and which is mutually acceptable to all of the members and Farallon BLR
Investors, L.L.C. This condition shall be satisfied, if at all, before the expiration of the Due Diligence Period.

             (e) No Material Adverse Change. No material adverse change in the condition (financial or otherwise), properties, assets or liabilities of the Property shall have occurred.

             (f) No Litigation. The Purchaser shall have determined in its sole discretion, that no pending or threatened litigation with respect to CPH, the Seller, the Purchaser, the Property or the Transaction that could reasonably be expected to have a material adverse effect on the Property or the Purchaser shall exist.

             (g) Other Conditions. Other normal and customary conditions and conditions relating to issues or matters discovered during the Purchaser's due diligence review.

         10. Confidentiality. Except as required by law and, with respect to the Purchaser, as required to conduct its due diligence, the Seller and the Purchaser agree to keep all documents and information regarding the other in strictest confidence, unless and until the other party expressly agrees in writing to the contrary; provided, however, that the parties acknowledge and agree that Farallon may be filing a copy of this letter and other documents disclosing other information from time to time with amendments to Farallon's
Schedule 13D that is filed in connection with Farallon's ownership of CPH capital stock. Except as provided in the preceding sentence, neither party, nor any agent, employee or representative of either party, shall release any information pertaining to this transaction (including information relating to the existence of negotiations) to the media without the express written consent of the other which consent may be withheld in such party's sole discretion.

         11. Exclusivity. In consideration of the time and resources which the Purchaser will devote to the transactions contemplated hereby, the Seller agrees that for the period of thirty (30) days from the date the Purchaser receives a copy of this letter signed by the Seller (and, if a Purchase Agreement is executed by the Parties, thereafter, for so long as the Purchase Agreement is in effect), the Seller will not, and will cause its affiliates, members, officers, directors, shareholders, employees, representatives and agents not to, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or encourage, or provide any information to, any individual, entity or group (other than to the Purchaser and the Purchaser's designees) concerning any sale of the Property or any similar transaction or alternative. The Seller hereby represents that neither it nor any of its affiliated entities is party to or bound by any agreement with respect to any such transaction other than as contemplated by this letter.

                               Page 37 of 38 Pages

         12. Non-Binding Effect. Except for the obligations and agreements set forth in Sections 10, 11 and this Section 12 of this letter, which are intended to be fully binding in accordance with their terms, the Seller and the Purchaser do not intend this letter to be a binding contract. This letter constitutes only a non-binding expression of the Purchaser's interest in the Property. A contract will not exist and neither party intends to be bound unless and until the Seller and the Purchaser have executed the Purchase Agreement. The Purchaser and the Seller acknowledge that the Purchase Agreement will set forth the essential terms of the contemplated transactions as described in this letter, together with such additional representations, warranties, covenants, conditions, indemnities and other terms and conditions upon which the parties may agree. Efforts by either party to complete due diligence, negotiate or obtain financing or prepare the Purchase Agreement shall not be considered as evidence of any intent by either party to be bound by this letter, except as provided in this
Section 12.

         We look forward to a successful transaction with you. If this letter is acceptable to the Seller, please have this letter countersigned below where indicated and return it to the undersigned. In the event that the Purchaser has not received a copy of this letter executed by the Seller by 5:00 p.m., Pacific Time, on November 21, 2003 this letter shall be null and void and of no further force or effect.

                                Very truly yours,

                                /s/ Paul Makarechian

                                Paul Makarechian



ACKNOWLEDGED AND AGREED:


CPH Banning-Lewis Ranch, LLC
By:  Capital Pacific Holdings, Inc.
     Sole Member


By:___________________________________
     Name:  _____________________________
     Title: _____________________________


By order of the Board of Directors

Dated:  November  ______, 2003


                               Page 38 of 38 Pages